

02006547

BB 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED MAR 0 1 2002 PROCESSING

SEC FILE NUMBER
8- 35185

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M&T Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One M&T Plaza
(No. and Street)

Buffalo, (City) NY (State) 14240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Shatzkin (716)842-5407
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

3600 HSBC Center (Address) Buffalo (City) NY (State) 14203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3-14-02

OATH OR AFFIRMATION

I, Richard A. Shatzkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M&T Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Administrative Vice President

Title

Notary Public

LAURA FLICK
Notary Public State of New York
Qualified in Erie County
My Commission Expires 4-5-03

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
3600 HSBC Center
Buffalo NY 14203-2879
Telephone (716) 856 4650
Facsimile (716) 856 1208

Report of Independent Accountants on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of
M&T Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of M&T Securities, Inc. (the "Company") (a wholly-owned subsidiary of Manufacturers and Traders Trust Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in

the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

PRICEWATERHOUSECOOPERS

To the Board of Directors of
M&T Securities, Inc.
February 22, 2002

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2002


PRICEWATERHOUSECOOPERS

M&T SECURITIES, INC.

Financial Statements and Schedules
December 31, 2001

M&T SECURITIES, INC.
Index to Financial Statements
December 31, 2001

	Page
Report of Independent Accountants	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Cash Flows	4
Statement of Changes in Stockholder's Equity	5
Notes to Financial Statements	6
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule II: Statement of Exemption Under Rule 15c3-3 of the Securities and Exchange Commission	12



PricewaterhouseCoopers LLP
3600 HSBC Center
Buffalo NY 14203-2879
Telephone (716) 856 4650
Facsimile (716) 856 1208

Report of Independent Accountants

To the Board of Directors and Shareholder of
M&T Securities, Inc.

We have audited the accompanying statement of financial condition of M&T Securities, Inc. (a wholly-owned subsidiary of Manufacturers and Traders Trust Company) as of December 31, 2001, and the related statements of operations, cash flows, and changes in stockholder's equity for the year. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M&T Securities, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 22, 2002

M&T SECURITIES, INC.
Statement of Financial Condition
December 31, 2001

Assets:		
Deposits at parent:		
Operating accounts	$	15,363
Money-market savings account segregated under federal regulations		3,830,151
Investment in Vision Money Market Fund		8,290,816
Commissions receivable		1,383,825
Furniture and equipment, at cost less accumulated depreciation of $972,804		1,674,637
Deferred income taxes		460,691
Other assets		880,779
Total assets	$	16,536,262
Liabilities:		
Due to customers	$	3,830,151
Due to parent		1,923,780
Commissions payable		854,261
Current income taxes payable to parent		115,165
Other liabilities		1,021,369
Total liabilities		7,744,726
Stockholder's equity:		
Common stock, no par value, 200 shares authorized, 30 shares issued and outstanding		75,000
Additional paid-in capital		4,347,414
Retained earnings		4,369,122
Total stockholder's equity		8,791,536
Total liabilities and stockholder's equity	$	16,536,262

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Operations
Year Ended December 31, 2001

Revenues:	
Commissions and fees	$ 39,030,217
Trading	1,378,950
Interest	396,470
Other	2,568,859
Total revenues	43,374,496
Expenses:	
Employee compensation and benefits	24,569,159
Occupancy	12,342,712
Advertising and promotion	957,996
Clearing broker fees	907,837
Other	4,888,247
Total expenses	43,665,951
Loss before income taxes	(291,455)
Income tax benefit	(77,000)
Net loss	$ (214,455)

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (214,455)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	454,205
Provision for deferred income taxes	(168,000)
Net change in:	
Current income taxes payable to parent	91,000
Commissions payable	69,571
Commissions receivable	13,868
Other, net	34,454
Net cash provided by operating activities	280,643
Cash flows from investing activities:	
Purchases of furniture and equipment, net	(1,223,405)
Cash flows from financing activities:	
Net increase in due to parent	620,019
Other, net	(49,681)
Net cash provided by investing activities	570,338
Net decrease in cash and cash equivalents	(372,424)
Cash and cash equivalents at beginning of year	8,678,603
Cash and cash equivalents at end of year	$ 8,306,179

Supplemental disclosure of cash flow information

Interest received	$ 396,470
Interest paid	6,828

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2001

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at January 1, 2001	$ 75,000	4,347,414	4,583,577	$ 9,005,991
Net loss	-	-	(214,455)	(214,455)
Balance at December 31, 2001	$ 75,000	4,347,414	4,369,122	$ 8,791,536

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Notes to Financial Statements
December 31, 2001

1. Organization and operations

M&T Securities, Inc. ("the Company") is a wholly owned subsidiary of Manufacturers and Traders Trust Company ("M&T Bank"). The Company provides securities brokerage and investment advisory services.

The Company has an agreement with a clearing broker, National Financial Services, LLC ("NFS"), under which NFS maintains customer account records and executes individual securities and mutual fund transactions.

The Company does not trade securities on its own account. The Company acts as a riskless principal when conducting business involving U.S. government and municipal securities. In these types of transactions, the Company purchases the securities from related and independent parties at the market rate and simultaneously marks up the securities upon delivery to the customer. This mark-up is retained as profit and is reported as trading revenue in the statement of operations. No commission is charged to the customer on these types of transactions.

The Company sells mutual fund and annuity products in the banking offices of M&T Bank. The mutual fund activity is either self-cleared utilizing Fund/SERV, an automated service of National Securities Clearing Corporation that acts as a conduit to mutual fund companies, or cleared utilizing NFS. Annuities are self-cleared directly with insurance companies.

The Company is subject to applicable National Association of Securities Dealers, Inc. and Securities and Exchange Commission ("SEC") regulations.

2. Summary of significant accounting policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A summary of significant accounting policies used in the preparation of the financial statements follows:

Statement of cash flows

For purposes of this statement, cash and cash equivalents consist of checking and savings accounts with M&T Bank and investments in the Vision Money Market Fund.

2. Summary of significant accounting policies, continued

Investment in Vision Money Market Fund

The Company invests available funds in excess of anticipated liquidity requirements in the Vision Money Market Fund. The Vision Money Market Fund predominately invests in U.S. Treasury bills, certificates of deposit issued by banks and commercial paper issued by corporations. Income earned on the Company's investment in the Vision Money Market Fund is included in interest income.

Commissions and clearing broker fees

Brokerage services commissions and commissions related to sales of mutual funds and annuities that are reasonably estimable are recorded as income when earned. Broker fees and other expenses are recognized as incurred.

Furniture and equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed principally using the straight-line method over the estimated useful lives of the assets, which are from three to ten years.

Income taxes

The Company is included in the consolidated federal and combined New York State income tax returns of M&T Bank Corporation ("M&T"), the ultimate parent company of M&T Bank. Pursuant to an intercompany tax sharing agreement with M&T, the Company remits tax payments to M&T Bank as if it filed a separate return and receives benefits for losses recognized in consolidation.

Deferred tax assets and liabilities are recognized for the future tax effects attributable to differences between the financial statement value of existing assets and liabilities and their respective tax bases and carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

3. Pension plan and other postretirement benefits

The Company participates in M&T's noncontributory defined benefit pension plan covering substantially all full-time employees. Pension benefits accrue to participants based on their level of compensation and number of years of service. Amounts contributed to the plan are sufficient to meet Internal Revenue Code funding standards. Net periodic pension expense recognized by the Company in 2001 was $9,498 and is included in employee compensation and benefits expense.

3. Pension plan and other postretirement benefits, continued

The Company also participates in M&T's health care and life insurance benefits plan which provides benefits for qualified retired employees who reached the age of 55 while working for M&T or its subsidiaries. Substantially all salaried employees are covered in the plan. The postretirement benefits expense recognized by the Company in 2001 was $39,641, and is included in employee compensation and benefits expense.

Additionally, the Company participates in the M&T Bank Corporation Retirement Savings Plan and Trust ("Savings Plan"). The Savings Plan is a defined contribution plan in which eligible employees may defer up to 15% of qualified compensation via contributions to the plan. The Company makes an employer matching contribution to the Savings Plan in an amount equal to 75% of an employee's contribution, up to 4.5% of the employee's qualified compensation. The Company's 2001 contributions to the Savings Plan totaled $640,760 and are included in employee compensation and benefits expense.

4. Income taxes

The components of income taxes were as follows:

Current	
Federal	$ 41,000
State and city	50,000
Total current	91,000
Deferred	
Federal	(140,000)
State and city	(28,000)
Total deferred	(168,000)
Total income tax benefit	$ (77,000)

Total income tax benefit differed from the amount computed by applying the statutory federal income tax rate to loss before income taxes as follows:

Income tax benefit at statutory rate	$ (102,009)
State and city income taxes, net of federal income tax effect	14,300
Other	10,709
	$ (77,000)

4. Income taxes, continued

Deferred tax assets were comprised of the following:

Depreciation	$ 211,000
Incentive compensation plans	131,000
Retirement benefits	96,000
Other	22,691
Deferred tax asset	$ 460,691

The Company believes that it is more likely than not that the deferred tax asset will be realized through taxable earnings or alternative tax strategies.

5. Related party transactions

Cash and money-market assets

The Company maintains checking and savings accounts with M&T Bank. At December 31, 2001, certain of these accounts were overdrawn by $780,381. Such amount is included in due to parent in the statement of financial condition. When available, funds are invested overnight in the Vision Money Market Fund, a mutual fund managed by M&T Bank. The Company also maintains a money-market savings account with M&T Bank that is segregated for the benefit of customers under rule 15c3-3 of the SEC.

Interest-earning accounts with M&T Bank earn interest at the market rates paid by M&T Bank on similar deposits to unrelated parties.

Occupancy

The Company leases space within banking offices of M&T Bank. The lease agreement remains in effect until terminated by either party with ninety days written notice. Pursuant to the terms of this agreement, rent expense incurred during 2001 related to premises of M&T Bank occupied by the Company totaled $11,702,821, and was equal to 32% of adjusted gross commission income earned by the Company from sales at certain banking offices.

The Company also occupies office space in facilities owned by M&T Bank. Occupancy expense related to these facilities amounted to $638,108 in 2001.

Payable due to parent

Amounts payable to M&T Bank resulting from the transactions noted herein are generally paid on a monthly basis.

M&T SECURITIES, INC.
Notes to Financial Statements, continued

5. Related party transactions, continued

Government and municipal securities

In conducting business as a riskless principal, the Company purchases securities from the inventory of M&T Bank at the market rate, as well as from unaffiliated brokers and dealers.

Brokerage services

The Company executes securities transactions for M&T. Commission revenue related to these transactions amounted to $57,447 in 2001.

Training

The Company conducts technical training sessions for employees of M&T Bank. Amounts received from M&T Bank reimbursing the Company for these sessions totaled $515,670 in 2001 and are included as a reduction of other expenses in the statement of operations. Additionally, M&T Bank provides training services to employees of the Company. Amounts paid by the Company to M&T Bank for training totaled $46,770 in 2001 and are included in other expenses in the statement of operations.

6. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's net capital calculated in accordance with SEC Rule 15c3-1 (see Schedule I) was $4,837,213 at December 31, 2001, which was $4,320,898 in excess of the minimum required net capital. The Company's ratio of aggregate indebtedness to net capital was 1.60 to 1 at December 31, 2001.

7. Contingent liabilities

In the normal course of business, the Company executes transactions on behalf of customers. If such transactions do not settle because of failure to perform by a party to the transaction, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction. The Company does not expect to incur any significant losses as a result of this type of nonperformance.

Schedule I

M&T SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001

Net capital

Stockholder's equity	$	8,791,536
Capital adjustment for non-allowable assets:		
Deferred income taxes		460,691
Furniture and equipment		1,674,637
Various asset accounts not offset against related liabilities		1,653,179
Net capital before haircut on securities positions		5,003,029
Haircut on securities positions		165,816
Net capital		4,837,213
Required net capital (6 2/3% of aggregate indebetedness of $7,744,726)		516,315
Excess net capital	$	4,320,898

The amount of net capital presented above exceeds the amount reported by the Company in Part II of Form X-17A-5 as of December 31, 2001 by $624,000. Such difference results from the reclassification of balances after the Form X-17A-5 was filed.

Schedule II

M&T SECURITIES, INC.
Statement of Exemption Under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2001

The Company claims exemption under Rule 15c3-3 of the Securities and Exchange Commission. The Company is in compliance with the conditions of exemption under paragraph (k)(2)(i) and (ii) of Rule 15c3-3 dealing with introducing brokers.